October 5, 2007
Gary R. Todd
Reviewing Accountant
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street N. E.
Washington D.C. 20549

Re:	CHAD Therapeutics, Inc. Form 10-K for the fiscal year ended March 31, 2007 and Amendment No. 1 Form 10-Q for the quarter ended June 30, 2007 File No. 1-12214
Dear Mr. Todd:
I am writing in response to your comments and request for additional information regarding the above filings by CHAD Therapeutics, Inc. (the “Registrant”). Please find our responses set forth below:
Item 1. We see the significant loss recognized in the fourth quarter of fiscal 2007. In future filings please expand the quarterly financial data presentation to disclose aggregate effect and the nature of year-end or other adjustments which are material to the results of the fourth quarter. Refer to Item 302(A) to Regulation S-K for guidance.
Response. The Registrant will provide an expanded discussion in accordance with this comment in future filings.
Item 2. We see the significance of intangible assets in your balance sheet. We also see that you report declining sales, decreasing margins, and increasing losses as a result of various factors described in your filings. We further see that you provided a full valuation allowance for deferred tax assets in 2007. In future filings please expand to further explain why you believe the carrying amount of your intangible assets is recoverable. In that regard please address:
•	How you determine fair value of intangible assets, including specific models, methods and assumptions,

•	How you selected the models, methods and assumptions, including why you believe you made the appropriate choices

•	The nature and extent of management estimates and subjective judgments inherent to the impairment testing process, including discussion of the susceptibility of those estimates and judgment to change.
In written response, please fully explain to us why you believe the carrying amount of intangible assets is recoverable as of March 31, 2007 and as of June 30, 2007. Your response should demonstrate that you have performed appropriate testing under SFAS 144. Please also describe any differences in estimated future cash flows used in testing.
Response. The Company’s intangible assets consist of license fees and the costs associated with obtaining patents including legal and filing fees. At March 31, 2007, approximately $970,000 of these intangible assets relate to products under development for the sleep disorder market, with the balance of $137,000 relating to the Company’s oxygen therapy products. The Company’s declining sales relate solely to the oxygen therapy products. The Company uses actual costs when recording the fair value of these intangible assets. The Company reviews the intangible assets on a quarterly basis to determine if previous and current cash flow projections and product development strategies support the carrying amounts of the Company’s intangible assets. If the Company changes its product strategies or a products cash flow or projected cash flow no longer supports the intangible asset’s carrying value, the Company immediately writes of all or the appropriate portion of the affected asset.
With respect to intangible assets related to the sleep disorder market, the Company has assessed the market prior to entry and has estimated market viability and potential future cash flows for these products based on statistics available for this market. We reviewed statistics provided by the National Institute of Health indicating that over 12 million Americans have sleep disorders, as well as statistics from Medicare’s Sleep Product Utilization for 2006 showing that $607 million in sleep disorder related charges were allowed and there was 19% to 64% growth in each of the various reimbursement categories over the previous year. We also considered data provided by the Associated Professional Sleep Society, American Association of Sleep Technologies, and the American Academy of Sleep Medicine including the number of sleep labs, patient back logs, and currently available treatment practices. We also considered products available in the marketplace and potential competitors for the sleep disorder market. Finally, we considered the level of interest in these products demonstrated by independent companies that have indicated a potential interest in acquiring the product rights and related technology. Based on the foregoing, we believe that the commercial potential for the products under development for this market justifies the carrying values of the intangible assets related to the sleep disorder products and there is no need to adjust such values. The remaining $137,000 of intangible assets relates to the Company’s oxygen delivery products. Of the $137,000, $55,000 are licenses for products which generate positive cash flows and are projected to continue to generate positive cash flows, while $82,000 is a license for our motion sensing technology, which will be the basis for a new line of products in the near future and is utilized in a product which currently has positive gross margins. Accordingly, we also believe there is no need to adjust the carrying value of the intangible assets related to our oxygen delivery products.
In future filings, the Company will expand its discussion of the recoverability of its intangible assets.
Item 3. Please tell us and disclose in future filings why you believe you have selected appropriate useful lives for intangible assets. The response and expanded future disclosure should more fully explain how you have considered the guidance from paragraph 11 to SFAS 142. Also address how you considered the uncertainties described in your filing and your recent financial performance in reassessing the appropriateness of the assigned lives under paragraph 14 to SFAS 142.
Response. The useful life of the patent related fees is based on the life of the patent, currently 17 years. The Company utilizes patent life as its useful life due to its product history. The Company’s experience has been that the technology supported by the patents the Company has established is utilized for the entire life of the patent. In the Company’s 24-year history, it has never discontinued utilizing a patented technology prior to expiration of the applicable patents. The useful life of the Company’s licenses is based on the life of the license. It has also been the Company’s experience that it utilizes the technology it licenses throughout the license life.
The Company is not aware of any technological, legal or commercial developments which would lead it to change its estimates for the useful lives of these intangible assets. Furthermore, while the company has recently incurred operating losses, more than 90% of the intangible assets relate to products that generate a positive cash flow or products that are under development. Thus, the operating losses have not materially changed the Company’s expectations with respect to the useful life of these intangible assets.
In future filings, the Company will expand its discussion regarding its basis for selecting the useful lives of intangible assets.
Lastly, we acknowledge that:
The Company is responsible for the adequacy and accuracy of the disclosure in the filing;
Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Should you have any further questions or comments regarding the captioned filings, please direct them to me at (818) 882-0883, extension 288.

Sincerely,
/s/ Tracy A. Kern
Tracy A. Kern
Chief Financial Officer